UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-
16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the period of September 28, 2011 to December 21, 2011

Commission File Number 001-33562

Platinum Group Metals Ltd.
(Translation of registrant's name into English)

Suite 328 – 550 Burrard Street, Vancouver BC, V6C 2B5, CANADA
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [    ]                              Form 40-F [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) [   ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ]

EXPLANATORY NOTE

This Form 6-K/A is being filed to include as an exhibit the registrant’s material change report dated November 9, 2011, which was inadvertently omitted from the registrant’s original Form 6-K filed on December 22, 2011.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Platinum Group Metals Ltd.

Date: November 5, 2012	By: /s/ R. Michael Jones
R. Michael Jones
Director & CEO

EXHIBIT INDEX

Exhibit	Description
99.1	2011 Annual Report*
99.2	Notice of Meeting & Management’s Information Circular*
99.3	Form of Proxy*
99.4	Voting Instruction Form*
99.5	News Release dated November 1, 2011*
99.6	News Release dated November 9, 2011*
99.7	News Release dated November 22, 2011*
99.8	Material Change Report dated November 9, 2011

* Previously filed with the registrant’s report on Form 6-K as filed with the Securities and Exchange Commission on December 22, 2011.